Filed by Sunesis Pharmaceuticals, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Viracta Therapeutics, Inc.

(Commission File No. 000-51531)

Viracta Therapeutics Announces Presentation of Updated Phase 2 Data at ASH 2020 and Productive Outcome of its Recent End of Phase 2 Meeting with the FDA

Promising data show complete responses observed across multiple subtypes of Epstein-Barr virus positive (EBV+) lymphoma; preliminary ORR/CR of 80%/40% in T/NK-NHL and 66%/33% in DLBCL

Recent End of Phase 2 Meeting supports advancement into single-arm registration trial

Registration trial for the treatment of relapsed/refractory EBV+ lymphomas to begin in 1H2021

PR Newswire, San Diego, December 7, 2020 – Viracta Therapeutics, Inc. (Viracta or the Company), a precision oncology company targeting virus-associated malignancies, today announced recent clinical and regulatory developments regarding its lead program for the treatment of relapsed/refractory (R/R) EBV+ lymphomas.

At the 62nd American Society of Hematology (ASH) Annual Meeting, Dr. Pierluigi Porcu of Sidney Kimmel Cancer Center, Thomas Jefferson University, presented updated data from Viracta’s ongoing clinical trial evaluating its all-oral combination regimen of nanatinostat and valganciclovir for the treatment of patients with R/R EBV+ lymphoma that had failed one or more prior therapies and lacked treatment options.

As of the data cutoff (October 27, 2020), 46 patients were enrolled (B-cell non-Hodgkin lymphoma (B-NHL; n=10), T/NK-cell non-Hodgkin lymphoma (T/NK-NHL; n=15), immunodeficiency-associated lymphoproliferative disorder (IA-LPD; n=13) and Hodgkin lymphoma (HL: n=8). The number of median prior therapies was 2; 80% were refractory to their last prior therapy and 80% had exhausted all prior therapies.

Key results include:

•

Complete responses were observed across multiple EBV+ lymphoma subtypes (diffuse large B-cell lymphoma (DLBCL), T/NK-NHL and IA-LPD); preliminary efficacy in Phase 2 is consistent with Phase 1b results

•	Highly active in T/NK-NHL (n=10) with an overall response rate (ORR) of 80% (8/10) and complete response rate (CR) of 40% (4/10)

•	Encouraging activity in DLBCL (n=6) with an ORR of 66% (4/6) and a CR of 33% (2/6); both CR’s were in patients refractory to first-line R-CHOP

•	Generally well-tolerated; most common Grade 3/4 toxicities were reversible cytopenias with limited extra-hematologic toxicity

•

Three patients (2 T/NK-NHL, 1 Hodgkin lymphoma) previously ineligible for immunotherapy approaches were withdrawn from the trial to undergo stem cell transplantation and CAR-T cell therapy respectively

•	Median duration of response of 10.4 months

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In November 2020, Viracta held an End of Phase 2 Meeting with the United States Food and Drug Administration (FDA) to address various nonclinical and clinical topics. Based on the outcome of this meeting, the Company intends to initiate a global registration trial in R/R EBV+ lymphomas in 1H 2021. This trial is designed to support multiple potential marketing approvals across the various subtypes of EBV+ lymphoma. An End of Phase 2 Meeting with the United States FDA to address chemistry, manufacturing and controls is planned for December 2020, and preliminary comments from the Agency indicate alignment in key areas.

Lisa Rojkjaer, M.D., Chief Medical Officer of Viracta commented, “EBV+ lymphoma is an area of high unmet medical need, with adverse survival outcomes reported with standard of care regimens and no approved therapies. The encouraging efficacy and safety profile observed thus far in these highly refractory patients underscores the potential of this oral combination regimen of nanatinostat with valganciclovir for the treatment of patients with recurrent disease. We look forward to advancing our clinical development program in EBV+ lymphoma into its next stages.”

Ivor Royston, M.D., President and Chief Executive Officer of Viracta added, “Alignment with the FDA on our registrational trial design and manufacturing plans provide clarity about our development pathway to potential marketing approval for our combination product candidate. We believe the FDA’s support for our registrational trial design is a reflection the Agency’s recognition of the unmet medical need of patients with EBV+ lymphoma and the promising potential of our inducible synthetic lethality approach. In addition, with our recently announced merger agreement with Sunesis Pharmaceuticals and significant financings, we are well capitalized with significant momentum to advance this and our EBV+ solid tumor program forward in 2021.”

Details of ASH Presentation

•	Abstract number: 624

•	Title: Oral Nanatinostat (Nstat) and Valganciclovir (VGCV) in Patients with Recurrent Epstein-Barr Virus (EBV)-Positive Lymphomas: Initial Phase 2 Results

•	Presenter: Pierluigi Porcu, MD, Sydney Kimmel Cancer Center, Thomas Jefferson University

•	Session: Hodgkin lymphoma and T/NK cell lymphoma—Clinical studies

A copy of the presentation can be accessed by visiting the “News/Media” section of the Viracta website: http://www.viracta.com/news.html

Viracta’s Planned Merger with Sunesis Pharmaceuticals

On November 30, 2020, Sunesis Pharmaceuticals, Inc. (Nasdaq: SNSS) and Viracta announced the parties entered into a definitive merger agreement (the Merger Agreement) pursuant to which Viracta will combine with Sunesis in an all-stock transaction (the Merger). The merged company will focus on the advancement and expansion of Viracta’s clinical stage, precision oncology pipeline targeting virus-associated malignancies, including Viracta’s lead program for the treatment of EBV+ R/R lymphomas. Upon completion of the Merger, the combined company will operate under the name Viracta Therapeutics, Inc. and intends to be listed on the Nasdaq Global Market under the ticker symbol “VIRX”.

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Under the terms of the Merger Agreement, pending stockholder approval of the transaction, Viracta will merge with a wholly owned subsidiary of Sunesis, and stockholders of Viracta will receive shares of newly issued Sunesis common stock. Viracta stockholders are expected to own approximately 86% and Sunesis stockholders will own approximately 14% of the combined company on a fully diluted basis using the treasury stock method. The percentage of the combined company that Sunesis stockholders will own as of the close of the Merger may be subject to adjustment based on Sunesis’ net cash.

The Merger Agreement has been unanimously approved by the Board of Directors of each company. The transaction is expected to close in the first quarter of 2021, subject to approvals by stockholders of each company and other customary closing conditions.

A more complete description of the terms of and conditions of the merger can be found in Sunesis’ Form 8-K filed on November 30, 2020 with the Securities and Exchange Commission (SEC) and in the Merger Agreement, which is filed as an exhibit to that Form 8-K.

About Nanatinostat

Nanatinostat (VRx-3996) is an orally available histone deacetylase (HDAC) inhibitor being developed by Viracta. Nanatinostat is selective for specific isoforms of Class I HDACs, which is key to inducing latent viral genes which are epigenetically silenced in EBV-associated malignancies. The nanatinostat and valganciclovir combination is being investigated in EBV+ lymphomas in an ongoing Phase 2 clinical trial [NCT03397706].

Viracta has received Fast Track designation from the FDA for the nanatinostat and valganciclovir combination in R/R EBV+ lymphomas, as well as orphan drug designations for the treatment of post-transplant lymphoproliferative disorder, plasmablastic lymphoma, and T-cell lymphomas.

About Viracta Therapeutics, Inc.

Viracta is a precision oncology company targeting virus-associated malignancies. The Company’s proprietary investigational drug, nanatinostat, is currently being evaluated in combination with the antiviral agent valganciclovir as an oral combination therapy in a Phase 2 clinical trial for EBV+ lymphomas. Viracta is pursuing application of this inducible synthetic lethality approach in other EBV-associated malignancies, such as nasopharyngeal carcinoma, gastric carcinoma, and other virus-related cancers.

For additional information please visit www.viracta.com.

About Sunesis Pharmaceuticals

Sunesis is a biopharmaceutical company developing novel targeted inhibitors for the treatment of hematologic and solid cancers. Sunesis has built an experienced drug development organization committed to improving the lives of people with cancer.

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For additional information on Sunesis, please visit www.sunesis.com.

SUNESIS and the logos are trademarks of Sunesis Pharmaceuticals, Inc.

Forward-Looking Statements

This communication contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding: Viracta’s clinical development pipeline, including without limitation, the expected timing of the registration trial for EBV-associated lymphomas and the Phase 1b/2 trial in EBV-associated solid tumors; the potential for multiple approvals in EBV+ lymphomas; the potential of Viracta’s synthetic lethality approach; the ability of the parties to complete the proposed Merger within the expected timing, or at all, the effects of the proposed Merger, including, but not limited to, listing on Nasdaq Global Market and estimated ownership percentages of the stockholders of each company; the closing of Viracta’s private placement of its common stock on a timely basis, or at all; and other statements that are not historical facts. Risks and uncertainties related to Viracta that may cause actual results to differ materially from those expressed or implied in any forward-looking statement include, but are not limited to: risks relating to the ability of the parties to consummate the proposed Merger and the ability of Viracta to complete the private placement financing, satisfaction of closing conditions precedent to the consummation of the proposed Merger and the concurrent financing, potential delays in consummating the Merger and the concurrent financing, and the ability of Viracta to timely and successfully achieve the anticipated benefits of the Merger and the concurrent financing; Viracta’s ability to successfully enroll patients in and complete its ongoing and planned clinical trials; Viracta’s plans to develop and commercialize its product candidates, including all oral combinations of nanatinostat and valganciclovir; the timing of initiation of Viracta’s planned clinical trials; the timing of the availability of data from Viracta’s clinical trials; previous preclinical and clinical results may not be predictive of future clinical results; the timing of any planned investigational new drug application or new drug application; Viracta’s plans to research, develop and commercialize its current and future product candidates; the clinical utility, potential benefits and market acceptance of Viracta’s product candidates; Viracta’s ability to identify additional products or product candidates with significant commercial potential; developments and projections relating to Viracta’s competitors and its industry; the impact of government laws and regulations; Viracta’s ability to protect its intellectual property position; and Viracta’s estimates regarding future expenses, capital requirements and need for additional financing following the proposed transaction.

These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. If any of these risks materialize or underlying assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. Additional risks and uncertainties that could cause actual outcomes and results to differ materially from those contemplated by the forward-looking statements are included under the caption “Risk Factors” and elsewhere in Sunesis’ most recent filings with the SEC, including the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 and other documents Sunesis has filed, or will file, with the SEC, including a registration statement on Form S-4 that will include a proxy statement/prospectus, any subsequent reports on Form 10-K, Form 10-Q or Form 8-K filed with the SEC from time to time and available at www.sec.gov. These documents can be accessed on Sunesis’ Investor Relations page at https://ir.sunesis.com/shareholder-services/contact-ir by clicking on the link titled “SEC Filings.”

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The forward-looking statements included in this communication are made only as of the date hereof. Viracta assumes no obligation and does not intend to update these forward-looking statements, except as required by law or applicable regulation.

Additional Information about the Proposed Merger and Where to Find It

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Sunesis plans to file with the SEC, and the parties plan to furnish to the security holders of Viracta and Sunesis, a Registration Statement on Form S-4, which will constitute a proxy statement/prospectus of Sunesis and will include an information statement of Viracta, in connection with the proposed Merger, whereupon the separate corporate existence of Merger Sub shall cease and Viracta shall continue as the surviving corporation of the Merger as a wholly owned subsidiary of Sunesis. The prospectus/information statement described above will contain important information about Sunesis, Viracta, the proposed Merger and related matters. Investors and security holders are urged to read the prospectus/information statement carefully when it becomes available. Investors and security holders will be able to obtain free copies of these documents, and other documents filed with the SEC, by Sunesis through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents from Sunesis by contacting Sunesis’ Investor Relations by telephone at 650-266-3784 or by going to Sunesis’ Investor Relations web page at https://ir.sunesis.com/shareholder-services/contact-ir and clicking on the link titled “SEC Filings.”

Participants in the Solicitation

This communication may be deemed to be solicitation material in respect of the proposed Merger. The respective directors and executive officers of Sunesis and Viracta may be deemed to be participants in the solicitation of proxies and written consents from the security holders of Sunesis and Viracta, respectively, in connection with the proposed Merger. Information regarding the interests of these directors and executive officers in the transaction described herein will be included in the prospectus/information statement described above. Additional information regarding Sunesis’ directors and executive officers is included in Sunesis’ proxy statement for its Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2020. This document is available from Sunesis free of charge as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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Media and Investor Contact:

Joyce Allaire

LifeSci Advisors

jallaire@lifesciadvisors.com

(212) 915-2569

Amy Conrad

Juniper Point

amy@juniper-point.com

(858) 366-3243

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